Item 77I - 	Deutsche Intermediate Tax/AMT
Free Fund (a series of Deutsche Tax
Free Trust)
Class T shares for Deutsche Intermediate Tax/AMT Free
Fund became effective on March 31, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of July 24, 2017, Class T shares were not available for purchase for Deutsche Intermediate Tax/AMT Free
Fund.